

February 1, 2021

Clint Stinchcomb
Chief Executive Officer
CuriosityStream Inc.
8484 Georgia Ave., Suite 700
Silver Spring, MD 20910

      Re: CuriosityStream Inc.
          Draft Registration Statement on Form S-1
          Submitted January 25, 2021
          CIK No. 0001776909

Dear Mr. Stinchcomb:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Donald Field at 202-551-3680 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services